               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*

                            DMX Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 ------------------------------
                 (Title of Class of Securities)

                            23323Q104
                            ---------
                         (CUSIP Number)

  Stephen M. Brett, Esq., Executive Vice President and General
                            Counsel,
                    Tele-Communications, Inc.
 Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-
                            267-5500)
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 6, 1997
                        ----------------
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b) (3) or (4), check the following box: [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                  Exhibit Index is on Page 21

Cusip No. 23323Q104

-----------------------------------------------------------------
          (1)    Names  of  Reporting  Persons  S.S.  or   I.R.S.
                 Identification Nos. of Above Persons

                 TELE-COMMUNICATIONS, INC.
                 84 - 1260157

-----------------------------------------------------------------
          (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)  [ ]
                                                  (b)  [ ]

-----------------------------------------------------------------
          (3)  SEC Use Only

-----------------------------------------------------------------
          (4)  Source of Funds
               WC, OO
-----------------------------------------------------------------
          (5)   Check  if  Disclosure  of  Legal  Proceedings  is
                Required    Pursuant   to   Items    2(d)    or    2(e)
                [ ]
-----------------------------------------------------------------
          (6)  Citizenship or Place of Organization
               Delaware
-----------------------------------------------------------------
 Number of     (7)  Sole Voting Power         27,100,687 Shares
Shares Bene-        ---------------------------------------------
  ficially     (8)  Shared Voting Power       0 Shares
 Owned by           ---------------------------------------------
Each Report-   (9)  Sole Dispositive Power    27,100,687 Shares
 ing Person         ---------------------------------------------
   With        (10) Shared Dispositive Power  0 Shares

-----------------------------------------------------------------
          (11)   Aggregate  Amount  Beneficially  Owned  by  Each
                 Reporting Person

                 27,100,687 Shares

-----------------------------------------------------------------
          (12) Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares            [ ]

-----------------------------------------------------------------
          (13) Percent of Class Represented by Amount in Row (11)

               45.5%

-----------------------------------------------------------------
     (14)  Type of Reporting Person

               HC, CO

Cusip No. 23323Q104



               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                        (Amendment No. 5)

                          Statement of

                    TELE-COMMUNICATIONS, INC.

                Pursuant to Section 13(d) of the
                 Securities Exchange Act of 1934

                          in respect of

                            DMX Inc.
                  (Commission File No. 0-18806)


ITEM 1.   Security and Issuer
          -------------------

          Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement"), with respect to the common stock, $.01 par value (the "Common Stock"), of DMX Inc., a Delaware corporation ("DMX"). DMX's principal executive offices are located at 11400
W. Olympic Blvd., Suite 1100, Los Angeles, California 90064-1507. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

           TCI is filing this amendment to the Statement as a result of the execution of an Agreement and Plan of Merger, dated as of February 6, 1997 (the "Merger Agreement"), among TCI, TCI Music, Inc., a Delaware corporation and, prior to the proposed merger, a wholly owned subsidiary of TCI ("MusicCo"), TCI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of MusicCo ("Merger Sub") and DMX. A description of the terms of the proposed merger is contained in "ITEM 4. - Purpose of
                                                      ----------
Transaction" set forth below.
-----------


ITEM 2.   Identity and Background
          -----------------------

          Item 2 of the Statement is hereby amended and supplemented by adding the following information thereto:

          Schedule  1 attached to this Amendment No.  5  to  the
Statement  contains  the  following information  concerning  each
director,  executive   officer   or   controlling  person of  TCI:

Cusip No. 23323Q104

(i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference and replaces the Schedule previously filed with the Statement.

           To the knowledge of TCI, each of the persons named  on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

            Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:

           TCI  is  filing this amendment to the Statement  as  a
result  of  the execution of the Merger Agreement.  A description of  the terms of the proposed merger is set forth in "ITEM  4.  -
Purpose of Transaction" set forth below.
----------------------

          TCI intends to use MusicCo Series A Common Stock, $0.01 par value per share, ("MusicCo Series A Common Stock") and the issuance of certain rights as described in "Item 4 - Purpose of Transaction" below to acquire all of the outstanding common stock of DMX. TCI intends to use its Tele-Communications, Inc. Series A TCI Group Common Stock, $1 par value per share ("TCI Group Common Stock") and/or cash to purchase the MusicCo Series A Common Stock delivered to TCI as a result of the exercise of such rights. TCI intends to use its working capital to fund the loan of $3.5 million to DMX.


ITEM 4.   Purpose of Transaction
          ----------------------

            Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

General
-------

           The Merger Agreement provides for the merger of Merger
Sub with and into DMX. As a result of the Merger, the separate corporate existence of Merger Sub will cease and

Cusip No. 23323Q104

DMX will be the surviving corporation. In the Merger, stockholders of DMX will receive the consideration described below. The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware. Such filing is anticipated to take place as soon as practicable after the last of the conditions precedent to the Merger set forth in the Merger Agreement have been satisfied or, where permissible, waived. The following description of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which is incorporated by reference herein and a copy of which (exclusive of exhibits and schedules) is annexed to this Statement as Exhibit F.

Consideration to be Received in the Merger
------------------------------------------

            General.   Upon  consummation  of  the  Merger,  each
outstanding share (including shares held directly by TCI or any of its subsidiaries) of Common Stock will be converted into the right to receive (i) one-half share and (ii) one right with respect to each whole share of MusicCo Series A Common Stock (the "Right"). Each Right gives the holder the right, under certain conditions to require TCI to purchase one share of MusicCo Series A Common Stock issued in the Merger at a price equal to $4.00 if during the one-year period beginning on the effective date of the Merger, the price of the MusicCo Series A Common Stock does not equal or exceed $4.00 per share for a period of at least 20 consecutive trading days. Such purchase price may be paid at the election of TCI, in cash or shares of Series A TCI Group Common Stock having an equivalent value or a combination thereof. Upon the occurrence of certain events, each Right will also represent the additional right to require TCI to purchase equity interests of another entity or entities.

          Fractional shares of MusicCo Series A Common Stock will not be issued in the Merger. Holders of Common Stock otherwise entitled to a fractional share of MusicCo Series A Stock will be paid cash in an appropriate amount based upon the value of MusicCo Series A Common Stock of $4.00 per share.

          Summary of Rights Agreement. The Rights will be issued pursuant to the Rights Agreement to be entered into among TCI, MusicCo and The Bank of New York, as Rights Agent (the "Rights Agreement"). The Rights will be evidenced by certificates for shares of MusicCo Series A Common Stock and will not be separate from the MusicCo Series A Common Stock. Accordingly, the Rights will be transferable only in connection with the transfer of the associated MusicCo Series A Common Stock. One Right will be issued for each whole share of MusicCo Series A Common Stock that is issued in connection with the Merger.

           The following summary of the Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to all provisions of the Rights Agreement, including the definitions of certain terms. Section references below are to sections of the Rights Agreement and are included for convenience of reference. The complete text of the Rights Agreement has been filed as Exhibit G hereto and is incorporated herein by reference.

Cusip No. 23323Q104

           Rights Components. Each Right will initially entitle its holder to require TCI to purchase one share of MusicCo Series A Common Stock from such holder at the time, for the consideration and subject to the terms and conditions of the Rights Agreement (such right being referred to as the "MusicCo Component" of a Right). If MusicCo makes a distribution to all holders of shares of MusicCo Series A Common Stock of shares of the Capital Stock of any entity or of rights or warrants entitling such holders (for a period expiring within 45 days after the effective date of such distribution) to purchase shares of the Capital Stock of any entity, and if such distribution is of the magnitude described below (a "Subject Distribution"), then each Right will also entitle its holder to require TCI to purchase shares of the class of Capital Stock ("Distributed Entity Stock") of the entity ("Distributed Entity") distributed or sold in such distribution, at the time, for the consideration and subject to the terms and conditions of the Rights Agreement (such right being referred to as the "Distributed Entity Component" of a Right). (Section 6.04). Similarly, if a Distributed Entity makes a Subject Distribution, each Right will entitle its holder to require TCI to purchase shares of the Capital Stock (also referred to as Distributed Entity Stock) of the entity (also referred to as a Distributed Entity) distributed or sold in such distribution, at the time, for the consideration and subject to the terms and conditions of the Rights Agreement. (Section 6.07). A new Distributed Entity Component of a Right
will be created with respect to the Distributed Entity Stock distributed in each Subject Distribution by MusicCo or a Distributed Entity. (Section 6.04). The number of shares of Distributed Entity Stock that a holder of Rights will be entitled to require TCI to purchase upon the valid exercise of the related Distributed Entity Component of a Right (the "Underlying Number"') will initially equal the number of shares of Capital Stock of such entity distributed or sold in the Subject Distribution divided by (i) the number of shares of MusicCo Series A Common Stock or, (ii) in the case of a Subject
Distribution by a Distributed Entity, the number of shares of Distributed Entity Stock of the Distributed Entity making the Subject Distribution, outstanding on the record date for such distribution. (Sections 6.04 and 6.07)

           A distribution of the type described above will be a Subject Distribution for purposes of the Rights Agreement if the positive difference between (x) the Fair Market Value of such entity (or, if less than 100% of the Capital Stock of such entity is distributed or sold, that portion of the Fair Market Value of such entity that is represented by the shares distributed or sold), minus (y) the aggregate consideration paid for the shares sold pursuant to such distributed rights and warrants (such difference being referred to as the "Distribution Value" (Section 1.01)), represents 10% or more of the sum of the respective Fair Market Values immediately prior to such distribution of MusicCo and, if any Subject Distributions had previously been made, of each Distributed Entity (the aggregate of such Fair Market Values being referred to as the "Undistributed Value of MusicCo" (Section 1.01). (Sections 6.03 and 6.07). The determination of whether a distribution meets each of the criteria referred to above and is therefore a Subject Distribution will be made by the Board of Directors of MusicCo (whose good faith determination will be conclusive). If MusicCo or any Distributed Entity makes a distribution that individually is not a Subject Distribution, but that would be a Subject Distribution if aggregated with any other distribution or distributions previously made by MusicCo or any Distributed Entity that also were not Subject Distributions when made (and were not thereafter deemed to be Subject

Cusip No. 23323Q104

Distributions by virtue of this sentence), then upon the making of the later of such distributions each of such distributions
will be deemed to  be  a single  Subject  Distribution   for  the
purpose  of  any   Right exercised  thereafter.  (Section  6.07).
The determination of whether any combination of distributions would constitute a Subject Distribution pursuant to the Rights Agreement will be made by the Board of Directors of MusicCo (whose good faith determination will be conclusive) on the
basis of   the Distribution  Values of such distributions and the
Undistributed Value of MusicCo calculated in each case immediately
prior   to  the   time  the  first of such distributions was made.
(Section 6.07).

           Each  MusicCo Component and each  Distributed
Entity Component of a Right is sometimes referred to below as a "Component" and each of MusicCo and each Distributed Entity is sometimes referred to below as an "Applicable Entity." No Component of a Right will be separable from any of the other Components of such Right.

           Exercise of Rights Generally; Consideration Payable. During the period commencing at the opening of business on the first anniversary of the date of the closing of the Merger and ending at the close of business, on the 30th day after such date (or the next business day thereafter if such date is not a business day) (the "Exercise Period"), the holders of Rights may irrevocably exercise all or any number of their Rights. (Section 4.01). The Exercise Period for each Right is subject to acceleration upon the occurrence of the events described below.

           If the Rights have one or more Distributed Entity Components at the time such Rights are exercisable, the holder may irrevocably exercise such Right as to its MusicCo Component, any or all of its Distributed Entity Components, or any combination thereof (Section 4.01). Upon the valid exercise of Rights in any Exercise Period (subject, in the case of an accelerated Exercise Period, to the rescission of such acceleration under the circumstances described below), the holder will be entitled to sell to TCI (i) if the MusicCo Component of any or all of such exercised Rights has been exercised, a number of whole shares of MusicCo Series A Common Stock equal to the number of whole Rights of which the MusicCo Component has been so exercised and honored and (ii) if any Distributed Entity Component of any or all of such exercised Rights have been exercised, a number of whole shares of the Distributed Entity Stock to which such Distributed Entity Component relates not in excess of the product of the number of whole Rights of which such Distributed Entity Component has been exercised and honored, multiplied by the Underlying Number for such Distributed Entity Component of a whole Right. (Section 4.04).

           The amount to be paid by TCI for each share of MusicCo Series A Common Stock and Distributed Entity Stock, upon the valid exercise of a Right will equal (i) in the case of MusicCo Series A Common Stock (x) $4.00 minus (y) the sum of the aggregate per share amount of any MusicCo Dividends and (z) the sum of the Per Share Value of the Distributed Entity of each Distributed Entity, which will be determined on the basis of the appraised Fair Market Value of each Applicable Entity as of the last day of the most recent quarter ended prior to the Exercise Period (or, in the case of an accelerated Exercise Period, prior to the date of a

Cusip No. 23323Q104


Triggering Event) divided by  the  number  of
shares of Capital Stock of the Applicable Entity (determined on a fully-diluted basis) then outstanding. (Sections 1.01 and 4.05 and 4.16) and (ii) in the case of Distributed Entity Stock, the Per Share Value of the Distributed Entity. The Fair Market Value of the Applicable Entity will be determined on a going concern or liquidation basis, whichever is greater, taking into account the considerations described in the Rights Agreement. (Section 1.01). In no event will the amount paid for a share of MusicCo Series A Common Stock exceed $4.00.

           TCI may choose to pay the purchase price upon exercise of Rights in cash, in shares of Series A TCI Group Common Stock having an equivalent value (based upon the Current Market Price of such shares, determined in accordance with the Rights Agreement), or in a combination of cash and shares of Series A TCI Group Common Stock. (Sections 4.04 and 4.05). However, TCI must pay cash unless (i) the Series A TCI Group Common Stock is then quoted on the NASDAQ National Market System or listed for trading on a national securities exchange and (ii) the issuance of shares of Series A TCI Group Common Stock to be issued upon the exercise of Rights is registered under the Act or such shares are otherwise freely tradable by MusicCo stockholders receiving such shares other than stockholders who were deemed to be affiliates of TCI. (Sections 4.04 and 4.06). If TCI elects to offer a combination of cash and shares of Series A TCI Group Common Stock in consideration for the sale of MusicCo Series A Common Stock and/or Distributed Entity Stock in any Exercise Period, each holder of a Right exercised during the applicable Exercise Period will receive his total consideration for the shares of MusicCo Series A Common Stock sold in the same proportions of cash and shares of Series A TCI Group Common Stock as other holders exercising the MusicCo Component of their Rights during that period and will receive his total consideration for the shares of Distributed Entity Stock sold upon the exercise of the related Distributed Entity Component of his Rights in the same proportions of cash and shares of Series A TCI Group Common Stock as other holders exercising such Distributed Entity Component of their Rights during that period (subject to rounding or other adjustments made by the Rights Agent and to the payment of cash in lieu of fractional shares) (Section 4.12)). Promptly following the end of an Exercise Period and the deposit by TCI with the Rights Agent of the amount of cash and/or number of shares of Series A TCI Group Common Stock required to make full payment of the purchase price for the shares of MusicCo Series A Common Stock and Distributed Entity Stock sold to TCI pursuant to the Rights exercised in such Exercise Period, the Rights Agent will mail to the holders the purchase price for the shares of MusicCo Series A Common Stock and Distributed Entity Stock, if any, sold by them. Payment of any cash purchase price and any cash in lieu of fractional shares of Series A TCI Group Common Stock will be made by check. (Section 4.11)).

           Acceleration of Exercise Period. The Exercise Period will be accelerated upon the occurrence of (a) a Significant Corporate Transaction (as defined below), (b) any disposition by TCI of equity securities of MusicCo if as a result of such disposition TCI would cease to be the beneficial owner of at least 30% in voting power of the outstanding equity securities of MusicCo (a "Change in Control Transaction"), (c) certain bankruptcy or similar proceedings by or against TCI or (d) the liquidation or dissolution of TCI. (Section 4.17). A Significant

Cusip No. 23323Q104

Corporate   Transaction    is  defined,  in   general,  as   the
merger or consolidation of, or the dissolution or liquidation of, an Applicable Entity, the Fair Market Value of which represents a greater percentage of the Undistributed Value of MusicCo than the percentage thereof represented by the Fair Market Value of any other Applicable Entity, as determined by the Board of Directors of MusicCo (whose good faith determination will be conclusive) as of the date the agreement of merger or consolidation is executed, or the vote of the Board of Directors of such Applicable Entity to dissolve or liquidate such Applicable Entity is taken. (Section 1.01). Promptly following the execution of the agreement of merger or consolidation, the vote of the directors of the Applicable Entity or TCI to dissolve or liquidate, the execution by TCI of a binding agreement to dispose of its MusicCo equity securities, or the occurrence of any other event that causes the acceleration of the Exercise Period, as the case may be (each a "Triggering Event"), MusicCo or TCI (or if applicable, the Applicable Entity) will give written notice thereof to the other(s), with a copy to the Rights Agent. (Section 4.18). The date as of which such Fair Market Value is determined will be the last day of the fiscal quarter of MusicCo immediately preceding the fiscal quarter in which the Triggering Event occurs. (Section 4.18). The accelerated Exercise Period will begin from 30 to 60 days after the publication of the notice described below, and will last for 20 business days. (Section 4.19). Any Rights (including all Components thereof) not validly exercised prior to the end of the accelerated Exercise Period will expire. (Section 4.19). If the Exercise Period is accelerated due to a proposed Significant Corporate Transaction or Change in Control Transaction and such transaction is not consummated prior to the expiration of the accelerated Exercise Period, TCI may defer purchasing the shares of MusicCo Common Stock and Distributed Entity Stock surrendered upon exercise of the Rights until consummation of such transaction. (Section 4.13). If a proposed Significant Corporate Transaction or Change in Control Transaction is terminated or abandoned, the acceleration of the Exercise Period will be deemed to have been rescinded and annulled and any Rights that expired by virtue of the failure of the holder to validly exercise them prior to the expiration of the accelerated Exercise Period (or by virtue of the partial exercise thereof during such accelerated Exercise Period) will be reinstated. (Sections 4.13, 4.14 and 4.20).

           Notice of Exercise Period and Consideration Payable. TCI is required to publish a notice in The Wall Street Journal between 20 and 30 days before an Exercise Period begins, stating the number of Rights then outstanding; the purchase price determined for such Exercise Period in accordance with the Rights Agreement for each share of MusicCo Series A Common Stock; if the Rights have one or more Distributed Entity Components, then as to each such Component the number of shares of Distributed Entity Stock to which such Component relates and the purchase price determined for such Exercise Period in accordance with the Rights Agreement for each share of such Distributed Entity Stock; and the form of consideration (cash or shares of Series A TCI Group Common Stock) TCI has elected to pay and, if both such forms have been elected, the relative proportions thereof or any other basis on which the relative amounts of cash to be paid and numbers of shares of Series A TCI Group Common Stock to be issued shall be determined. The Rights Agent is then required promptly to mail to each registered holder of a Right, by first class mail, a copy of such notice, together with a letter of transmittal to be used to tender stock certificates and such other documents as TCI may be

Cusip No. 23323Q104


required  to   deliver   to such holder under federal  and  state
securities laws (Section 4.07). Failure to give the notice in accordance with these provisions extends the Exercise Period for a period of time equal to the delay in giving the notice.

           Expiration of Rights. The Rights will expire upon termination of the Exercise Period. Upon the exercise of any Right, such Right (including any Component thereof not exercised or not exercised in full) will expire and cease to be exercisable. Upon the consummation of a Terminating Event (as defined below) with respect to an Applicable Entity, the Component of each Right (and fractional Right) that relates to the Capital Stock of such Applicable Entity will expire and cease to be exercisable. (Section 4.02). A Terminating Event is defined, in general, as the merger or consolidation of, or the liquidation or dissolution of, an Applicable Entity. (Section 1.01). If a Terminating Event occurs with respect to an Applicable Entity the Fair Market Value of which represents a greater percentage of the Undistributed Value of MusicCo than the percentage thereof represented by the Fair Market Value of any other Applicable Entity, such Terminating Event would constitute a Significant Corporate Transaction and the Exercise Period of the Rights would be accelerated as described above under "Acceleration of Exercise Period." Upon consummation of any other Terminating Event, the Exercise Period would not be accelerated and the value, if any, associated with the Component related to the Applicable Entity undergoing the Terminating Event would be lost.

            Manner of Exercise. Only whole Rights may be exercised. To exercise a Right, the holder must surrender to the Rights Agent, at its designated office in New York, the following, together with the duly completed and signed letter of transmittal: (i) if the MusicCo Component is being exercised a certificate or certificates, representing the shares of MusicCo Series A Common Stock to be sold to TCI, duly endorsed and in proper form for transfer with such endorsement guaranteed by a bank or trust company or a broker who is a member of a national securities exchange, (ii) if a Distributed Entity Component is being exercised, a certificate or certificates representing the shares of the applicable Distributed Entity Stock to be sold to TCI, duly endorsed and in proper form for transfer with such endorsement similarly guaranteed, and (iii) payment in United States currency or an amount equal to any stamp or other tax or governmental charge required to be paid in connection with the transfer of such shares. (Section 4.08).

           Adjustments to Rights. The Rights Agreement contains anti-dilution provisions pursuant to which the number of Rights outstanding and, if applicable, the Underlying Number for the Distributed Entity Component of a Right, will be adjusted to reflect any stock dividend on, or stock split, reverse stock split or reclassification of, the MusicCo Series A Common Stock or Distributed Entity Stock (Section 6.02). However, the anti-dilution provisions will not protect holders of the Rights against certain actions that could be taken by MusicCo or a Distributed Entity that could decrease the amount payable upon exercise of the Rights. For example, any issuance of MusicCo Series A Common Stock or Distributed Entity Stock at a price below what would be the Per Share Value of MusicCo or such Distributed Entity if MusicCo or such Distributed Entity were appraised at the time of such issuance, or any declaration of a cash

Cusip No. 23323Q104

dividend by MusicCo or a Distributed Entity could decrease the amount eventually payable by TCI upon exercise of the Rights. The Rights Agreement does not restrict the taking of such actions and the anti-dilution provisions are not triggered by them, although the holder of a Right who also holds a share of MusicCo Series A Common Stock or Distributed Entity Stock will not be diluted by a dividend declared on any class of the MusicCo Series A Common Stock or Distributed Entity Stock that he holds since he will receive the dividend, thus offsetting any decrease in the amount eventually payable by TCI to such holder upon the exercise of his Rights. The DMX Board took into consideration the ability of MusicCo or a Distributed Entity to take certain actions as described above that might be dilutive to holders of Rights when it approved the Merger and determined to recommend to DMX stockholders that they vote to adopt the Merger Agreement. Notwithstanding any adjustment to the number of Rights or to the Underlying Number for the Distributed Entity Component of a Right, or the creation of a Distributed Entity Component, each certificate for MusicCo Series A Common Stock theretofore issued or thereafter issuable may continue to express solely the number of Rights as are stated on the Rights Certificates initially issuable pursuant to the Rights Agreement. (Section 6.10). Notices of each adjustment and of the creation of a Distributed Entity Component will be given to the holders of Rights in accordance with the Rights Agreement. (Section 6.09).

          Transfers; Exchanges. Rights may not be transferred or exchanged except in connection with transfers of the MusicCo
Series A Common Stock. The surrender for transfer of any certificates evidencing MusicCo Series A Common Stock will constitute a transfer of the Rights associated with such shares of MusicCo Series A Common Stock represented by such certificate. (Section 3.01).

           No Recourse Against Others. Neither MusicCo nor any Distributed Entity, nor any director, officer, employee or stockholder, as such, of TCI MusicCo or any Distributed Entity shall have any liability to the holders of the Rights for any obligations of TCI under the Rights Agreement and the Rights or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder by accepting a certificate for MusicCo Series A Common Stock will waive and release such liability. The waiver and release are part of the consideration for the issue of the Rights. (Section 8.07).

           Amendment, Supplement, Waiver. TCI and the Rights Agent may supplement or amend the Rights Agreement, without the consent of any of the holders of the Rights, to cure ambiguities or correct or supplement any defective or inconsistent provisions in the Rights Agreement, or to make other changes that are not inconsistent with the provisions of the Rights and that do not adversely affect the holders of the Rights. In addition, the Rights Agreement can be supplemented or amended or provisions of it may be waived with the written approval of the holders of a majority of the then outstanding Rights, except that each holder affected must approve (a) any waiver of a default in payment by TCI of the purchase price on exercise of a Right or (b) any amendment to the provisions of the Rights Agreement governing the exercise of the Rights, acceleration of the Exercise Period, the determination of the purchase price upon

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Cusip No. 23323Q104


exercise of a Right or the anti-dilution   provisions,  if  such
amendment would adversely affect the rights of such holder in any material respect. (Section 8.04).

Conditions to the Merger
------------------------

           The respective obligations of DMX and TCI and MusicCo to effect the Merger are subject to the satisfaction of certain conditions, including (i) the Merger Agreement and the transactions contemplated by the Merger Agreement shall have been duly approved by the holders of Common Stock; (ii) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Act shall have expired, or been earlier terminated and any other notices of approvals or consents required by or of governmental entities, to the extent required to be obtained under the Merger Agreement, shall have either filed or obtained; and (iii) the Registration Statement shall have become effective in accordance with the provisions of the Act and any necessary state securities law approvals shall have been obtained and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and remain in effect.

           The obligation of DMX to consummate the transactions contemplated by the Merger Agreement is also subject to the satisfaction or waiver of the following conditions: (i) the performance by TCI, MusicCo and Merger Sub, in all material respects, of their respective agreements in the Merger Agreement to be performed prior to the Effective Time and the accuracy of the representations and warranties of each of them in all material respects; and (ii) the transactions contemplated by the Contribution Agreement to be entered into by TCI and MusicCo (filed as Exhibit I hereto and incorporated herein by reference) shall have been consummated.

           The respective obligations of TCI, MusicCo and Merger Sub to consummate the transactions contemplated by the Merger Agreement are also subject to the satisfaction or waiver of the following conditions: (i) the performance by DMX, in all material respects, of the agreements of it in the Merger Agreement to be performed by it by the Effective Time and the accuracy of DMX's representations and warranties in all material respects;
(ii) receipt of all consents, orders or approvals of governmental entities and third parties, to the extent required to be obtained under the Merger Agreement; and (iii) the number of stockholders exercising dissenter's rights does not exceed 10% of the Common Stock outstanding as of the date of the Merger Agreement.

Governmental Approvals
----------------------

          The only governmental consents and governmental filings that TCI and DMX are aware of that must be obtained or made in connection with the consummation of the Merger (other than in connection with compliance with federal and state securities laws) are filings with the Department of Justice and the FTC under the Hart-Scott-Rodino Act with respect to the Merger.

Cusip No. 23323Q104


Covenants
---------

           DMX has agreed to conduct its business in the ordinary course and to use its reasonable best efforts to preserve intact its present business organization, and to preserve its relationships with customers, suppliers and others having business dealings with it. DMX has agreed that, except as required or permitted by the Merger Agreement or consented to in writing by TCI, it will not, prior to the Effective Time, (i) sell or pledge any capital stock or other ownership interest in any of its subsidiaries, (ii) amend or propose to amend the DMX Charter or DMX Bylaws, (iii) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of, or other ownership interests in, DMX, or declare, set aside or pay any dividend or other distribution to stockholders of DMX, (iv) directly or indirectly redeem, purchase or otherwise acquire any shares of capital stock of, or other ownership interests in, DMX; (v) (a) issue, deliver or sell any shares of, capital stock of, or other ownership interests in, DMX, or any option, or warrant or other right to acquire, or any security convertible into, shares of capital stock of, or other ownership interests in, DMX,
(b) acquire, lease or dispose of any assets, other than in the ordinary course of business consistent with past practice,
(c) create, assume or incur any additional indebtedness for borrowed money or mortgage, pledge or subject to any lien any of its assets or enter into any other material transaction other than in the ordinary course of business consistent with past practice, (d) make any payments with respect to any indebtedness of DMX except for such payments that are scheduled to come due prior to the Effective Time, (e) acquire any business or business organization or division thereof that are material, individually or in the aggregate to DMX taken as a whole or
(vi) agree to do any of the foregoing.

           DMX further agreed that, except as consented to in writing by TCI or required to comply with applicable law or existing company benefit plans, it will not and will not permit any of its subsidiaries to: (i) adopt or terminate or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or current or former employee, (ii) increase in any manner the compensation or fringe benefit of any director, officer or employee (except for normal increases in the ordinary course of business consistent with past practice), (iii) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, (iv) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan (except for such actions made in the ordinary course of business consistent with past practice) or (v) agree to do any of the foregoing.

           DMX has further agreed that, without the consent of TCI, it will not (i) take, or agree to take, any actions that would (x) make any representation or warranty of DMX contained in the Merger Agreement untrue or incorrect so as to cause the condition with respect to DMX's

Cusip No. 23323Q104


representations and warranties not to be fulfilled as of the Effective Time or (y) result in any of the other conditions to the obligations of TCI and TCIC in the Merger Agreement not being satisfied as of the Effective Time.

No Solicitation of Transactions
-------------------------------

           The  Merger  Agreement provides that, subject  to  the
fiduciary duties of the DMX Board, none of DMX nor any of its subsidiaries or any of their respective officers, directors, representatives or agents will take any action to initiate the submission of any Acquisition Proposal, enter into any agreement with respect to any Acquisition Proposal or participate in negotiations with any person in connection with any Acquisition Proposal. "Acquisition Proposal" is defined in the Merger Agreement to mean any proposed (i) merger, consolidation or similar transaction involving DMX, (ii) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of all or any substantial part of the assets of DMX or its subsidiaries, (iii) issuance, sale or other disposition of securities representing 50% or more of the voting power of Common Stock or (iv) any transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed that beneficially owns or has the right to acquire beneficial ownership, of 50% or more of the outstanding Common Stock.

Indemnification
---------------

           The Merger Agreement provides that after the Effective Time MusicCo will cause the Merger Sub to, and, should the Merger Sub fail or be unable to do so, MusicCo will (i) indemnify, defend, and hold harmless the officers and directors of DMX until the expiration of the applicable statutes of limitation to the fullest extent permitted by applicable law and the DMX Charter and DMX Bylaws in effect on the date of the Merger Agreement, and
(ii) pay expenses in advance of the final disposition of any such claim to the fullest extent permitted by and pursuant to applicable law.

Termination; Amendment and Waiver
---------------------------------

           The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval by DMX's stockholders, (i) by mutual consent of the DMX Board and the TCI Board, (ii) by either DMX or TCI (A) if the Merger has not been consummated on or before July 31, 1997, so long as the party seeking to terminate the Merger Agreement has not breached its obligations under the Merger Agreement in any material respect, or (B) if the stockholders of DMX shall not have approved the Merger Agreement by such date, (iii) by DMX, provided DMX has not breached any of its obligations thereunder in

Cusip No. 23323Q104


any material respect, if any of the conditions to its obligations to consummate the Merger have not been satisfied or waived at such time as such condition is no longer capable of satisfaction, or (iv) by TCI, provided TCI has not breached any of its obligations thereunder in any material respect, if any of the conditions to its obligation to consummate the Merger have not been satisfied or waived at such time as such condition is no longer capable of satisfaction.

           In the event of termination of the Merger Agreement by either DMX or TCI as provided above, the Merger Agreement will become void and (except for the willful breach of the Merger Agreement) there will be no liability or obligation on the part of any of DMX, TCI, MusicCo or Merger Sub.

          DMX, TCI, MusicCo and Merger Sub may agree to amend the Merger Agreement by or pursuant to action taken by their respective boards of directors, either before or after approval by the stockholders of DMX of the Merger Agreement, except that after such approval by the stockholders of DMX, no amendment may be made that alters the indemnification provisions of the Merger Agreement or changes the ratio at which Common Stock is to be converted into MusicCo Series A Common Stock and Rights that in any way materially adversely affects the rights of such stockholders, without the further approval of such stockholders. At any time prior to the Effective Time, DMX, TCI or MusicCo, by or pursuant to action taken by their respective boards of directors, may agree to extend the time specified in the Merger Agreement for the performance of any of the obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or waive compliance with any of the agreements or conditions contained in the Merger Agreement.

Loan Agreement
--------------

           On February 6, 1997, DMX and TCI entered into a Loan and Security Agreement (the "Loan Agreement") wherein TCI agreed to lend, from time to time until May 31, 1997, to DMX up to $3.5 million on the terms and conditions set forth in the Loan
Agreement. On that same date, DMX borrowed under the terms of the Loan Agreement $1.2 million. The following summary of the Loan Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to all provisions of the Loan Agreement, including the definitions of certain terms. The complete text of the Loan Agreement has been filed as Exhibit H hereto and is hereby incorporated herein.

           The loan made under the Loan Agreement (the "Loan") shall bear interest from the date of closing on the outstanding principal amount until repaid at the rate of 12 1/2% per annum. Interest shall be computed for the actual number of days elapsed on the basis of a 360-day year. DMX is required to pay the
interest   and  principal  on  the  Loan  in  36  equal   monthly
installments, commencing on July 1, 1997, and thereafter on the first day of each month until June 1, 2000. Amounts repaid by DMX may not be reborrowed.

          The obligation of TCI to make the Loan shall be subject to the satisfaction, on the closing date and on each advance date, as applicable, of certain conditions specified in Article 3

Cusip No. 23323Q104


of the Loan Agreement. Further, the Loan Agreement contains affirmative and negative covenants and customary events of default.

           Pursuant to the Loan Agreement, DMX granted to TCI a security interest in all tuners, remote control devices and other equipment designed for use by DMX's customers in receiving DMX's music services, all agreements with commercial subscribers to DMX's music services, including accounts receivable or other rights to payment arising from goods sold or leased or services rendered under such agreements, and all proceeds from the sale, exchange, lease or other disposition of any of the above-listed assets.


ITEM    6.      Contracts,   Arrangements,   Understandings    or
                -------------------------------------------------
                Relationships with Respect to
                -----------------------------

                Securities of the Issuer
                ------------------------

            The  information  set  forth  in  Item  4  above   is
incorporated by reference into this Item 6.


ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          F.    Agreement and Plan of Merger dated as of February
                6, 1997, among TCI, MusicCo, Merger Sub and DMX.

          G. Form of Rights Agreement to be entered into by TCI, MusicCo and The Bank of New York, as Rights Agent.

          H.    Loan  and Security Agreement dated as of February
                6, 1997, between TCI and DMX.

          I. Form of Contribution Agreement to be entered into by TCI and MusicCo.

Cusip No. 23323Q104



                            SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 24, 1997                  TELE-COMMUNICATIONS, INC.



                                   /s/Stephen M. Brett
                                   __________________________
                                   Stephen M. Brett
                                   Executive Vice President and
                                   General Counsel

Cusip No. 23323Q104




                           SCHEDULE 1
                           ----------

       Directors, Executive Officers & Controlling Persons
                               of
                Tele-Communications, Inc. ("TCI")

                        DIRECTORS

Name               Principal Occupation &          Principal Business or
                   Business Address                Organization in Which
                   ----------------------          such Employment Is
                                                   Conducted
Tony Lee Coelho    Director of TCI; Chairman of    Investment Services
                   the Board & Chief Executive     -------------------
                   Officer of ETC w/tci, Inc.;
                   Chairman & Chief Executive
                   Officer of Coelho Associates,
                   LLC
                   1325 Avenue of the Americas,
                   26th Floor
                   New York, New York 10019

Donne F. Fisher    Consultant & Director of TCI    Cable television &
                   5619 DTC Parkway                telecommunications
                   Englewood, CO 80111             & programming services

John W. Gallivan   Director of TCI; Chairman of    Newspaper publishing
                   the Board
                   of Kearns-Tribune Corporation
                   400 Tribune Building
                   Salt Lake City, UT 84111

Paul A. Gould      Director of TCI, Managing       Investment banking
                   Director of                     services
                   Allen & Company Incorporated
                   711 5th Avenue
                   New York, New York 10022
Jerome H. Kern     Director of TCI; Business       Business Consulting; Law
                   Consultant; Special Counsel to
                   Baker & Botts, L.L.P.
                   5619 DTC Parkway
                   Englewood, CO 80111

Kim Magness        Director of TCI & TCI           Management of personal
                   Communications, Inc.; Manages   investments
                   various personal investments;
                   4000 E. Belleview
                   Englewood, CO 80111

John C. Malone     Chairman of the Board &         Cable television &
                   Director of TCI                 telecommunications
                   5619 DTC Parkway                & programming services
                   Englewood, CO 80111

Cusip No. 23323Q104


Robert A. Naify    Director of TCI; President &    Motion Picture Industry
                   CEO of
                   Todd-AO Corporation;
                   172 Golden Gate Avenue
                   San Francisco, CA 94102

JC Sparkman        Executive Vice President and    Cable television &
                   Director of TCI                 telecommunications
                   5619 DTC Parkway                & programming services
                   Englewood, CO 80111



                    EXECUTIVE OFFICERS
                    ------------------

Name               Principal Occupation &          Principal Business or
                   Business Address                Organization in Which
                   -----------------------         such Employment Is
                                                   Conducted
                                                   ---------------------

Peter R. Barton    Executive Vice President of     Cable television &
                   TCI                             telecommunications
                   5619 DTC Parkway                & programming services
                   Englewood, CO 80111

Gary K. Bracken    Senior Vice President &         Cable television &
                   Controller                      telecommunications
                   of TCI Communications, Inc.     & programming services
                   5619 DTC Parkway
                   Englewood, CO 80111

Stephen M. Brett   Executive Vice President,       Cable television &
                   Secretary                       telecommunications
                   & General Counsel of TCI        & programming services
                   5619 DTC Parkway
                   Englewood, CO 80111

Brendan R.         Executive Vice President &      Cable television &
Clouston           Chief Operating Officer of TCI  telecommunications
                   5619 DTC Parkway                & programming services
                   Englewood, CO 80111

Leo J. Hindery     President of TCI                Cable television &
                   5619 DTC Parkway                telecommunications
                   Englewood, CO 80111             & programming services

Barry P. Marshall  Executive Vice President of     Cable television &
                   TCI Communications, Inc.        telecommunications
                   5619 DTC Parkway                & programming services
                   Englewood, CO 80111

Larry E. Romrell   Executive Vice President of     Cable television &
                   TCI                             telecommunications
                   5619 DTC Parkway                & programming services
                   Englewood, CO 80111

Cusip No. 23323Q104


Bernard W.         Senior Vice President -         Cable television &
Schotters, II      Finance & Treasurer of TCI      telecommunications
                   Communications, Inc.            & programming services
                   5619 DTC Parkway
                   Englewood, CO 80111

Robert N. Thomson  Senior Vice President -         Cable television &
                   Government Affairs of TCI       telecommunications
                   Communications, Inc.            & programming services
                   5619 DTC Parkway
                   Englewood, CO 80111

Fred A. Vierra     Executive Vice President of     Cable television &
                   TCI                             telecommunications
                   5619 DTC Parkway                & programming services
                   Englewood, CO 80111

Cusip No. 23323Q104


                         EXHIBIT INDEX
                         -------------

----------------------------------------------------------------------

EXHIBIT                     EXHIBIT                           PAGE
NUMBER
----------------------------------------------------------------------

7(F) Agreement and Plan of Merger dated as of February 6, 1997, among TCI, MusicCo, Merger
         Sub and DMX.

7(G) Form of Rights Agreement to be entered into by TCI, MusicCo and The Bank of New York, as
         Rights Agent.
7(H)     Loan and Security Agreement dated as of
         February 6, 1997, between TCI and DMX.

7(I) Form of Contribution Agreement to be entered into by TCI and MusicCo.